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16021803

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

AUG 29 2016

Washington DC
409

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SEC FILE NUMBER
8-47885

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ADP Broker-Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ADP Boulevard
(No. and Street)

Roseland	New Jersey	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Johnsen — 973-712-2427
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

TABLE OF CONTENTS

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

AFFIRMATION

I, Nancy Johnsen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. as of June 30, 2016, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy Johnsen
Nancy Johnsen
FINOP

KIM ANNE TEVIS
Notary Public
State of New Jersey
My Commission Expires Jan 24, 2018

Notary Public
Kim Anne Tevis

8/26/16
Date

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2016, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ADP Broker-Dealer, Inc.

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, LLC) as of June 30, 2016, you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ADP Broker-Dealer, Inc. as of June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Explanatory paragraph
As discussed in Note 7 to the financial statement, the accompanying financial statement as of June 30, 2016 has been restated to correct a misstatement.

Deloitte & Touche LLP

August 26, 2016

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2016

ASSETS		
Cash	$	55,511,636
Service fee receivable - net of allowance for bad debt of $ 28,815		24,263,343
Other assets		569,640
TOTAL ASSETS	$	80,344,619
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to Affiliate	$	25,799,006
Taxes payable to Affiliate		18,579,264
Accrued expenses and other liabilities		550,730
Total liabilities		44,929,000
STOCKHOLDER'S EQUITY:		
Common stock, $1,000 par value -- authorized and outstanding, 100 shares		100,000
Paid-in capital		24,713,758
Retained earnings		10,601,861
Total stockholder's equity		35,415,619
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	80,344,619

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, LLC ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

Business Description — The Company was formed to provide 401(k) plans to existing and prospective clients of ADP. These 401(k) plans offer securities of major mutual fund companies and bank funds of State Street Bank to investors, on a payroll deduction basis, through ADP. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Statement of Financial Condition — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities and the disclosure of contingencies at the date of the statement of financial condition Actual results could differ from the estimates included in the statement of financial condition.

Income Taxes —The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. This is pursuant to a tax sharing agreement.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the statement of financial condition or tax returns.

Cash — All cash is on deposit in non-interest-bearing accounts with major money center banks.

Service Fee Receivable — Service fee revenues are recorded when earned. Revenues are earned on a monthly basis and are billed monthly or quarterly depending on the agreements with the mutual fund companies. The Company maintains an allowance for bad debt reserve through a combination of specific identification of accounts and percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include

cash, service fee receivable, payable to Affiliate, other assets, and accrued expenses and other liabilities.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

Expense Allocation — Substantially all expenses are recorded at ADP and are transferred to the Company or are allocated to the Company based upon allocation factors which estimate the use of goods or services. The primary allocation factor used in the allocation process is licensed registered representatives as a percent of total headcount.

Dividend to Parent — As a wholly owned subsidiary, the Company will from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, make cash dividends to the Parent.

Recent Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers," which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance and has since issued additional amendments to ASU 2014-09. These new standards require an entity to recognize revenue depicting the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will also result in enhanced revenue related disclosures. In August 2015, the FASB issued ASU No. 2015-14, "Revenue form Contracts with Customers: Deferral of the Effective Date," which defers the effective date of the standard to the annual reporting period in the fiscal year that begins after December 15, 2017. Early adoption is permitted. The Company has not yet determined the impact of ASU 2014-09 on its statement of financial condition.

3. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $11,290 at June 30, 2016, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2016, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company had no interest and penalties included in the statement of financial condition as of June 30, 2016.

The ADP tax returns that include the Company's activity are no longer subject to federal tax examinations for tax years before 2015 or state and local examinations for tax years before 2005.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The rollforward of the allowance for doubtful accounts consisted of the following for the year ended June 30, 2016:

Balance at beginning of year	$	5,017
Current year provision		23,798
Balance at end of year	$	28,815

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2016, the Company had net capital of $10,582,636 which was $7,587,368 in excess of its required net capital of $2,995,268. The Company's ratio of aggregate indebtedness to net capital was 4.25 to 1 at June 30, 2016.

During fiscal 2016 the Company modified its net capital computation. Previously the service fee receivable was shown as an allowable asset to the extent it was offset by the payable to Affiliate; the entire service fee receivable is now being shown as a nonallowable asset for purposes of the net capital computation. To ensure compliance with the minimum net capital requirement, the Company received an additional investment of $20,000,000 from its Parent.

6. RELATED-PARTY TRANSACTIONS

Income Taxes — The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the affiliate in the amount of $18,579,264 at June 30, 2016.

Management Services Fees — According to the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's fully allocated costs and expenses. The transfer pricing markup was determined at 8% of fully allocated costs and expenses. Additionally, ADP has agreed to waive receipt of its management services fee until the Company is in receipt of its service fee revenues from third parties.

Dividends to Parent — The Board of Directors approved and the Company paid dividends of $30,000,000 to the Parent during the year ended June 30, 2016.

7. RESTATEMENT DISCLOSURE

During fiscal 2016, the Company identified an error relating to prior periods where the Company incorrectly included a portion of service fee revenues pertaining to ADP, LLC. Accordingly, the

beginning balance of retained earnings at July 1, 2015 has been restated by $3,313,758 to correct for these errors.

8. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred subsequent to June 30, 2016 through the date the statement of financial condition was issued, and determined there were no events or transactions during such period which would require recognition or disclosure in the statement of financial condition.

* * * *